FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“EIU research: $2 trillion of new growth from rural economies possible by 2030”

Herewith we furnish a letter delivered to all shareholders registered in the Swiss share register of Syngenta AG. The full text of the letter is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, February 23, 2016

EIU research: $2 trillion of new growth from rural economies possible by 2030

•	Rural policy, infrastructure and land rights are key to realizing potential

•	Investment in rural economies has great potential to stimulate global economic growth

Research released today from the Economist Intelligence Unit (EIU) shows that promoting rural development has the potential to unlock $2 trillion of annual economic output globally by 2030 – boosting rural GDP by more than 13 percent to around $17 trillion.

The research, entitled “Unleashing Rural Economies” and sponsored by Syngenta, models how global GDP, rural GDP and rural populations could evolve by 2030 under various scenarios. The research examines methods to develop stronger rural economic growth in six countries – Angola, Argentina, China, France, India and Nigeria. Conclusions of the research include the following:

•	Policy. An increased and specific focus on rural development is essential in national policy.

•	Land rights. Restrictions on land use or land rights and a lack of adequate land documentation result in significant underinvestment in agriculture.

•	Operational infrastructure. Enhancing transportation, power and water infrastructure and more investment in rural supply chains, productivity improvements, roads and irrigation are all vital to achieve growth.

•	Social infrastructure. Investment in healthcare and education, as well as in broadband internet and mobile communication networks could make rural areas significantly more productive.

Jonathan Seabrook, Head of Corporate Affairs, said: “Policymakers have an important opportunity to focus on rural development as a critical part of economic growth and social well-being. The conclusions of this research are aligned with our commitments under The Good Growth Plan. We are working with our partners around the world to develop rural communities and increase grower productivity. The research also confirms that investing in agriculture will be central to achieving the UN’s Sustainable Development Goals, notably regarding hunger, poverty and well-being.”

Syngenta – February 23, 2016 / Page 1 of 2

Brian Gardner, managing editor with the Economist Intelligence Unit, said: “This research highlights the sheer scale of growth that could be unlocked from rural areas. Getting the right social and operational infrastructure in place is vital but the potential upside is remarkable. Policymakers around the world need to re-evaluate what, too often overlooked, rural areas can contribute to their broader economies.”

To download the white paper click here:

www.eiuperspectives.economist.com/sustainability/unleashing-rural-economies

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

About The Economist Intelligence Unit

The Economist Intelligence Unit is the world leader in global business intelligence. It is the business-to-business arm of The Economist Group, which publishes The Economist newspaper. As the world's leading provider of country intelligence, The Economist Intelligence Unit helps executives make better business decisions by providing timely, reliable and impartial analysis on worldwide market trends and business strategies. More information about The Economist Intelligence Unit can be found at www.eiu.com  or follow us on www.twitter.com/theeiu.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – February 23, 2016 / Page 2 of 2

SYNGENTA AG

Date:	February 23, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration